One Shell Plaza 910 Louisiana Houston, Texas 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

June 8, 2018

VIA EDGAR

Mr. Craig Arakawa

Branch Chief

Office of Beverages, Apparel, and Mining Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ramaco Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 21, 2018
File No. 001-38003

Dear Mr. Arakawa:

On behalf of our client Ramaco Resources, Inc. (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) concerning the Annual Report on Form 10-K referenced above as set forth in the Staff’s letter dated May 29, 2018. For your convenience, we have set forth the Staff’s comments immediately preceding our responses.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis

Results of Operations

Year Ended December 31, 2017 compared to Year Ended December 31, 2016, page 43

1.

We note you present the non-GAAP measure average cash cost per ton sold here, at page 11 of your Form 10-Q for the three months ended March 31, 2018 and in your press release included at Exhibit 99.1 to your Form 8-K filed on May 15, 2018. We note that you also present the non-GAAP measure average cash margin per ton in your press release. Please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K in each of your respective filings or tell us why this guidance does not apply to you.

RESPONSE:

The Company acknowledges that the revenue per ton sold (FOB mine), cash cost per ton sold and cash margin per ton metrics are non-GAAP measures subject to Item 10(e)(1)(i) of Regulation S-K and proposes, with the permission of the Staff, that in future filings and press releases, it will include the required explanation of why management believes these non-GAAP measures provide useful information to investors and a reconciliation of these non-GAAP measures to the most comparable GAAP measures in substantially the same format as the reconciliations provided below.

Non-GAAP revenue per ton

Non-GAAP revenue per ton (FOB mine) is calculated as coal sales revenues less transportation costs, divided by tons sold. The Company believes revenue per ton (FOB mine) provides useful information to investors as it enables investors to (i) compare the revenue per ton generated by the Company against similar measures made by other publicly-traded coal companies and (ii) more effectively monitor changes in coal prices from period to period excluding the impact of transportation costs which are beyond the Company’s control. The adjustments made to arrive at these measures are significant in understanding and assessing the Company’s financial condition. Revenue per ton sold (FOB mine) is not a measure of financial performance in accordance with generally accepted accounting principles and therefore should not be considered as an alternative to revenues under generally accepted accounting principles.

Three Months Ended March 31, 2018	Company Produced	Purchased Coal	Total

Revenues	$36,852,932	$19,090,216	$55,943,148
Less: Adjustments to reconcile to Non-GAAP revenues (FOB mine)
Transportation costs	—	7,253,396	7,253,396
Non-GAAP revenues (FOB mine)	$36,852,932	$11,836,820	$48,689,752
Tons sold	403,319	118,817
Revenues per ton sold (FOB mine)	$91.37	$99.62

Three Months Ended December 31, 2017

Revenues	$12,303,587	$11,715,464	$24,019,051
Less: Adjustments to reconcile to Non-GAAP revenues (FOB mine)
Transportation costs	919,725	2,089,875	3,009,600
Non-GAAP revenues per ton (FOB mine)	$11,383,862	$9,625,589	$21,009,451
Tons sold	163,194	102,434
Revenues per ton sold (FOB mine)	$69.76	$93.97

Non-GAAP cash cost per ton sold

Non-GAAP cash cost per ton sold is calculated as cash cost of coal sales less transportation costs, divided by tons sold. The Company believes cash cost per ton sold provides useful information to investors as it enables investors to (i) compare the cash cost per ton by the Company against similar measures made by other publicly-traded coal companies and (ii) more effectively monitor changes in coal costs from period to period excluding the impact of transportation costs which are beyond the Company’s control. The adjustments made to arrive at these measures are significant in understanding and assessing the Company’s financial condition. Cash cost per ton sold is not a measure of financial performance in accordance with generally accepted accounting principles and therefore should not be considered as an alternative to cost of sales under generally accepted accounting principles.

Three Months Ended March 31, 2018	Company Produced	Purchased Coal	Total

Cost of sales	$26,224,418	$18,106,429	$44,330,847
Less: Adjustments to reconcile to Non-GAAP cash cost of coal sales
Transportation costs	—	7,582,682	7,582,682
Non-GAAP cash cost of coal sales	$26,224,418	$10,523,747	$36,748,165
Tons sold	403,319	118,817
Cash Cost Per Ton Sold	$65.02	$88.57

Three Months Ended December 31, 2017

Cost of sales	$10,391,230	$10,983,207	$21,374,437
Less: Adjustments to reconcile to Non-GAAP cash cost of coal sales
Transportation costs	919,725	2,089,875	3,009,600
Non-GAAP cash cost of coal sales	$9,471,505	$8,893,332	$18,364,837
Tons sold	163,194	102,434
Cash Cost Per Ton Sold	$58.04	$86.82

Cash margin per ton is calculated as the difference between revenues per ton sold (FOB mine) and cash cost per ton sold. Since both components of cash margin per ton have been reconciled to their most comparable GAAP measures, the Company proposes not showing an additional reconciliation of cash margin per ton on the grounds that it would be duplicative.

Financial Statements

Consolidated Statements of Operations, page 50

2.

We note you present pro forma basic and diluted loss per share for the year ended December 31, 2017 on the face of your statement of operations. Please tell us why this presentation is appropriate, citing the applicable U.S. GAAP literature that supports your view.

RESPONSE:

In connection with the Company’s initial public offering in January 2018, the Company included pro forma basic and diluted loss per share information for the year ended December 31, 2015 pursuant to Section 3410 of the Division of Corporation Finance’s Financial Reporting Manual (FRM). The Company continued to show pro forma earnings per share subsequent to the IPO because of the change from pass-through to corporate form but upon further review of FRM 3410, the Company recognizes that continuing to show pro forma earnings per share in the historical income statement is not appropriate where the adjustments included more than taxes (the Company included an addback of $21,000 of interest expense associated with debt repaid in the Knox Creek Acquisition) and because the Company only showed the adjustment for one year in its IPO registration statement.

Please note that the historical and pro forma EPS numbers are the same amounts given the small amount of interest expense and that the change in tax status had no income statement impact because of a full valuation allowance against deferred tax assets. The Company proposes, with the permission of the Staff, to remove pro forma EPS numbers in subsequent filings and to include only historical EPS numbers.

3.

Please present basic and diluted per share amounts on the face of your statement of operations to comply with ASC 260-10-45-2 or tell us why this literature does not apply to you. Please also make corresponding changes to your earnings per share disclosures at Note 13.

RESPONSE:

Please see the response to Comment No. 2. The Company proposes, with the permission of the Staff, to remove pro forma EPS numbers, and to include only historical EPS numbers, in subsequent filings. As discussed above, these amounts are the same for the year 2017.

Note 2 – Summary of Significant Accounting Policies

Property, Plant and Equipment, page 55

4.	Please expand your policy disclosure related to your mine development costs to clarify when capitalization of these costs begins.

RESPONSE:

Mine development begins when the facts and circumstances clearly establish the presence of a commercial mineralized deposit. Evidence of a commercial mineralized deposit may be presented by engineering determinations of proven and probable reserves, preparation of a feasibility study that supports development of the deposit and/or board approval for development. Capitalization of the costs of mine development begin when mine development begins. The Company will add this clarification to the disclosure in the Company’s next Form 10-K in Note 2 – Summary of Significant Accounting Policies under the discussion of Property, Plant and Equipment as set forth below:

“Mine development begins when the facts and circumstances clearly establish the presence of a commercial mineralized deposit. Evidence of a commercial mineralized deposit may be presented by engineering determinations of proven and probable reserves, preparation of a feasibility study that supports development of the deposit and/or board approval for development. Mine development costs represent the costs incurred to prepare mine sites for future mining. These costs include costs of acquiring, permitting, planning, research, and establishing access to identified mineral reserves and other preparations for commercial production as necessary to develop and permit the properties for mining activities. Operating expenditures including certain professional fees and overhead costs are not capitalized but are expensed as incurred.”

*  *  *  *  *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned at (713) 229-1527.

Very truly yours,
Baker Botts L.L.P.
/s/ Joshua Davidson
Joshua Davidson

cc:	Randall Atkins, Ramaco Resources, Inc. Marc Solochek, Ramaco Resources, Inc.
Michael Windisch, Ramaco Resources, Inc. Jason Rocha, Baker Botts L.L.P. Jason Liu, Briggs & Veselka Co.